UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

STRATEGIC HOTELS & RESORTS, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

86272T106

(CUSIP Number)

Anthony R. Manno, Jr.

Security Capital Research & Management Incorporated

10 South Dearborn Street, Suite 1400

Chicago, Illinois 60603

(312) 385-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86272T106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Security Capital Research & Management Incorporated (FEIN 36-4130398)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 7,056,900
8. Shared Voting Power: 0
9. Sole Dispositive Power: 8,629,200
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,629,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 11.5%
14.	Type of Reporting Person (See Instructions): IA

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CUSIP No. 86272T106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Security Capital Preferred Growth Incorporated (FEIN 36-4128122)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 5,272,750
8. Shared Voting Power: 0
9. Sole Dispositive Power: 5,272,750
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,272,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 7.0%
14.	Type of Reporting Person (See Instructions): CO

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This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed on November 21, 2008. Unless otherwise indicated, all capitalized terms in this Amendment No. 1 have the meanings set forth in the original Schedule 13D for such terms. This Amendment No. 1 amends the Schedule 13D to include the information set forth below.

Item 3. Source and Amount of Funds or Other Consideration

During the past 60 days, neither SCR&M nor SCPG have purchased shares of Common Stock.

Item 4. Purpose of Transaction

The Reporting Persons initially acquired the Common Stock for investment purposes. Recently, the Reporting Persons have sold some of their shares of Common Stock and may sell additional shares in the future. Whether the Reporting Persons sell additional shares of Common Stock in the future and the timing and amount of any such shares they sell will depend upon a variety of factors, including general and Company-specific economic, market and business conditions.

As previously reported, SCR&M is continuing to consider and evaluate on an ongoing basis all of its alternatives with respect to its investment in, and intentions with respect to, the Company. SCR&M may engage in discussions with the Company’s management, board of directors or individual directors concerning the business and strategic direction of the Company. SCR&M may also engage in discussions with other shareholders of the Company to discuss matters of mutual interest, which may include discussions regarding the strategic direction of the Company and opportunities to enhance shareholder value.

SCR&M intends to continuously review its investment in the Company and reserves the right to change its plans and intentions at any time, as it deems appropriate, and to take any and all actions that it may deem appropriate to maximize the value of its investment. SCR&M may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Company, dispose of all or a portion of the securities of the Company that SCR&M now owns or may acquire and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities. SCR&M may formulate other plans or proposals regarding the Company or its securities, including, but not limited to, nominating persons to be members of the Company’s board of directors, or sales of the Company or its assets, to the extent it deems advisable in light of its general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Other than as described in this Statement, SCR&M does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SCR&M reserves the right to determine in the future whether to change the purpose or purposes described above and whether to adopt plans or proposals of the type described above.

Item 5. Interest in Securities of the Issuer

(a) and (b) As of June 16, 2009, SCR&M beneficially owned 8,629,200 shares of Common Stock (approximately 11.5% of the outstanding shares of Common Stock). SCR&M has the sole power to vote 7,056,900 shares , and the sole power to dispose 8,629,200 shares. It does not have voting power over 1,572,300 shares. As of June 16, 2009, SCPG beneficially owned 5,272,750 shares of Common Stock (approximately 7.0% of the outstanding shares of Common Stock). SCPG currently does not have the power to vote or dispose of these shares of Common Stock; SCR&M does pursuant to an investment advisory agreement between the parties. However, this agreement is terminable upon 60 days notice, following which time SCPG would have voting and investment power over these shares unless it entered into alternative arrangements with another party.

(c) The transactions by SCR&M and SCPG in shares of Common Stock during the past 60 days are described in Appendix B.

(d) SCR&M is an investment adviser which has, pursuant to investment advisory contracts, invested in the shares of Common Stock on behalf of its clients who are entitled to receive, or have the power to direct the

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receipt of, dividends from, or the proceeds from the sale of, such shares of Common Stock. SCR&M beneficially owns 5,272,750 shares of Common Stock on behalf of SCPG (approximately 7.0% of the outstanding shares of Common Stock as of June 16, 2009). SCPG currently does not have the power to vote or dispose of these shares of Common Stock; SCR&M does pursuant to an investment advisory agreement between the parties. However, this agreement is terminable upon 60 days notice, following which time SCPG would have voting and investment power over these shares unless it entered into alternative arrangements with another party.

(e) Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: June 17, 2009

Security Capital Research & Management Incorporated

By: /s/ Anthony R. Manno Jr.

Name: Anthony R. Manno Jr.

Title: Chief Executive Officer, President and Director

Security Capital Preferred Growth Incorporated

By: /s/ Michael J. Heller

Name: Michael J. Heller

Title: Vice President and Treasurer

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APPENDIX B

TRANSACTIONS IN SHARES OF COMMON STOCK OF THE COMPANY DURING THE PAST 60 DAYS

Each of the transactions identified below was conducted on behalf of its clients in accordance with their respective investment advisory contracts. All of the transactions were conducted on the New York Stock Exchange [through electronic communications networks]. If only one trade occurred on a day, the price per share is reflected in the Weighted Average Price column.

Transaction Date	Transaction	Number of Shares	High	Low	Weighted Average Price
5/29/09	Sale	82,848	$1.10	$1.075	$1.0886
6/2/09	Sale	330	$1.3121	$1.3121	$1.3121
6/12/09	Sale	1,400,000	$1.55	$1.55	$1.55
6/15/09	Sale	95,000	$1.45	$1.45	$1.45
6/16/09	Sale	89,500	$1.475	$1.44	$1.4589

On 6/15/09, Mr. Feinberg sold 125,000 shares of common stock at a price of $1.41 per share.

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